Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG):  Marine Harvest Chile re-organization

With reference to the stock exchange announcements on 1 March 2016 and 3 March 2016.

Marine Harvest has decided to reduce its manning in Marine Harvest Chile by up to 500 employees due to the recent algal bloom and poor results over the last year.

Marine Harvest will revert with a complete restructuring plan of Marine Harvest Chile in connection with the first quarter results release on 11 May.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.